Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 11 - 2012

May 1, 2012
FOR IMMEDIATE RELEASE

AURIZON MINES LTD.  ANNOUNCES FIRST QUARTER 2012
CONFERENCE CALL & WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) plans to announce its 2012 First Quarter financial results before market open on Thursday, May 10, 2012.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, May 10, 2012 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon120510.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, May 17, 2012.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

FOR MORE INFORMATION CONTACT

Aurizon Mines Ltd.

President & CEO: George Paspalas – 604-687-6600

Ian S. Walton, Executive Vice President and Chief Financial Officer: 604-687-6600

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com

Website:  www.aurizon.com